FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1.	Material Fact dated August 17, 2004.

Item 1

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. informs that the company Pereda Gestión, S.A. belonging to the Santander Group has conducted the following trades on shares of Banco Santander Central Hispano, S.A. on August 10, 11, 12 and 13, 2004:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)

10/08/2004	SAN.MC	B	112,000	7.7900
10/08/2004	SAN.MC	B	111,000	7.8000
10/08/2004	SAN.MC	B	251,176	7.8400
11/08/2004	SAN.MC	B	50,000	7.7100
11/08/2004	SAN.MC	B	150,000	7.7200
11/08/2004	SAN.MC	B	150,000	7.7300
11/08/2004	SAN.MC	B	175,000	7.7400
11/08/2004	SAN.MC	B	175,000	7.7500
11/08/2004	SAN.MC	B	150,000	7.7600
11/08/2004	SAN.MC	B	190,394	7.7700
11/08/2004	SAN.MC	B	25,000	7.7800
11/08/2004	SAN.MC	B	150,414	7.7900
11/08/2004	SAN.MC	B	534,192	7.8200
12/08/2004	SAN.MC	B	324,034	7.8000
13/08/2004	SAN.MC	B	25,000	7.7100
13/08/2004	SAN.MC	B	365,000	7.7200
13/08/2004	SAN.MC	B	499,000	7.7300
13/08/2004	SAN.MC	B	576,000	7.7400
13/08/2004	SAN.MC	B	635,000	7.7500
13/08/2004	SAN.MC	B	203,607	7.7600

Additionally, Banco Santander Central Hispano, S.A. informs that in Material Fact number 52070 of August 5, 2004, disclosing the trades carried out by Pereda Gestión, S.A. from 26 July to August 4 (both inclusive), the two following trades were omitted by error:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)

26/07/2004	SAN.MC	B	1,469,744	7.7500
26/07/2004	SAN.MC	B	300,000	7.7900

Disclosure of the dealings described above is being made by Banco Santander Central Hispano, S.A. pursuant to rule 8 of the City Code on Takeovers and Mergers.

Madrid, August 17, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: August 17, 2004	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President